                                   EXHIBIT 7

                           CLASS A CLASS PERCENTAGES

                        CLASS A      CLASS A       CLASS A
PAYMENT DATE            MINIMUM     SCHEDULED    SUPPLEMENTAL
OCCURRING IN           PERCENTAGE   PERCENTAGE    PERCENTAGE
------------           ----------   ----------   ------------
July 2000............    64.69%       64.69%        63.47%
August 2000..........    64.65%       64.65%        63.73%
September 2000.......    64.61%       64.61%        63.39%
October 2000.........    64.56%       64.56%        63.05%
November 2000........    64.52%       64.52%        63.00%
December 2000........    64.02%       64.02%        63.59%
January 2001.........    64.03%       64.03%        63.41%
February 2001........    64.03%       64.03%        63.42%
March 2001...........    64.03%       64.03%        63.30%
April 2001...........    64.03%       64.03%        63.12%
May 2001.............    64.03%       64.03%        62.82%
June 2001............    64.03%       64.03%        62.82%
July 2001............    64.03%       64.03%        62.83%
August 2001..........    64.03%       64.03%        62.83%
September 2001.......    64.03%       64.03%        62.53%
October 2001.........    64.04%       64.04%        62.23%
November 2001........    64.04%       64.04%        62.23%
December 2001........    64.04%       64.04%        62.23%
January 2002.........    64.04%       64.04%        62.11%
February 2002........    64.04%       64.04%        62.05%
March 2002...........    64.04%       64.04%        61.99%
April 2002...........    64.04%       64.04%        61.82%
May 2002.............    64.04%       64.04%        61.63%
June 2002............    64.05%       64.05%        61.63%
July 2002............    64.05%       64.05%        61.64%
August 2002..........    64.05%       64.05%        61.63%
September 2002.......    64.05%       64.05%        61.33%
October 2002.........    64.05%       64.05%        61.34%
November 2002........    64.05%       64.05%        61.33%
December 2002........    64.05%       64.05%        61.33%
January 2003.........    64.06%       64.06%        61.33%
February 2003........    64.06%       64.06%        61.32%
March 2003...........    64.06%       64.06%        61.32%
April 2003...........    64.06%       64.06%        61.32%
May 2003.............    64.06%       64.06%        61.31%
June 2003............    64.06%       64.06%        61.31%
July 2003............    64.06%       64.06%        61.30%
August 2003..........    64.07%       64.06%        61.30%
September 2003.......    64.07%       64.06%        61.29%
October 2003.........    64.07%       64.06%        61.29%
November 2003........    64.07%       64.06%        61.27%
December 2003........    64.07%       64.07%        61.27%
January 2004.........    64.07%       64.07%        61.26%
February 2004........    64.08%       64.07%        61.25%
March 2004...........    64.08%       64.07%        60.65%
April 2004...........    64.08%       64.07%        60.04%
May 2004.............    64.08%       64.07%        59.44%
June 2004............    64.08%       64.07%        59.43%
July 2004............    64.08%       64.07%        59.41%
August 2004..........    64.09%       64.07%        59.40%
September 2004.......    64.09%       64.08%        59.39%
October 2004.........    64.09%       64.07%        59.37%
November 2004........    64.09%       64.07%        59.36%
December 2004........    64.09%       64.08%        59.35%
January 2005.........    64.10%       64.08%        59.33%

                        CLASS A      CLASS A       CLASS A
PAYMENT DATE            MINIMUM     SCHEDULED    SUPPLEMENTAL
OCCURRING IN           PERCENTAGE   PERCENTAGE    PERCENTAGE
------------           ----------   ----------   ------------
February 2005........    64.10%       64.07%        59.31%
March 2005...........    64.10%       64.07%        59.29%
April 2005...........    64.10%       64.08%        59.27%
May 2005.............    64.10%       64.07%        59.25%
June 2005............    64.11%       64.07%        59.23%
July 2005............    64.11%       64.07%        59.20%
August 2005..........    64.10%       64.07%        59.18%
September 2005.......    64.11%       64.07%        59.15%
October 2005.........    64.11%       64.07%        59.13%
November 2005........    64.11%       64.07%        59.10%
December 2005........    64.11%       64.07%        59.07%
January 2006.........    64.12%       64.07%        59.04%
February 2006........    64.12%       64.06%        59.01%
March 2006...........    64.12%       64.06%        58.98%
April 2006...........    64.12%       64.06%        58.94%
May 2006.............    64.12%       64.05%        58.90%
June 2006............    64.12%       64.05%        58.86%
July 2006............    64.12%       64.04%        58.82%
August 2006..........    64.12%       64.03%        58.78%
September 2006.......    64.12%       64.03%        58.74%
October 2006.........    64.12%       64.02%        58.69%
November 2006........    64.12%       64.02%        58.64%
December 2006........    64.12%       64.01%        58.59%
January 2007.........    64.11%       64.00%        58.54%
February 2007........    64.11%       63.99%        58.49%
March 2007...........    64.12%       63.99%        58.43%
April 2007...........    64.12%       63.97%        58.38%
May 2007.............    64.11%       63.97%        58.32%
June 2007............    64.11%       63.95%        58.26%
July 2007............    64.11%       63.94%        58.20%
August 2007..........    64.10%       63.94%        58.13%
September 2007.......    64.10%       63.92%        58.07%
October 2007.........    64.10%       63.91%        58.00%
November 2007........    64.10%       63.90%        57.93%
December 2007........    64.09%       63.88%        57.85%
January 2008.........    64.09%       63.86%        57.78%
February 2008........    64.09%       63.85%        57.70%
March 2008...........    64.08%       63.84%        57.62%
April 2008...........    64.08%       63.82%        57.53%
May 2008.............    64.08%       63.81%        57.45%
June 2008............    64.07%       63.79%        57.36%
July 2008............    64.07%       63.77%        57.27%
August 2008..........    64.06%       63.75%        57.18%
September 2008.......    64.06%       63.73%        57.08%
October 2008.........    64.05%       63.71%        56.99%
November 2008........    64.05%       63.68%        56.88%
December 2008........    64.04%       63.66%        56.78%
January 2009.........    64.04%       63.64%        56.68%
February 2009........    64.03%       63.61%        56.57%
March 2009...........    64.02%       63.59%        56.45%
April 2009...........    64.02%       63.57%        56.34%
May 2009.............    64.01%       63.53%        56.22%
June 2009............    64.00%       63.51%        56.10%
July 2009............    64.00%       63.48%        55.98%
August 2009..........    63.98%       63.45%        55.85%

                        CLASS A      CLASS A       CLASS A
PAYMENT DATE            MINIMUM     SCHEDULED    SUPPLEMENTAL
OCCURRING IN           PERCENTAGE   PERCENTAGE    PERCENTAGE
------------           ----------   ----------   ------------
September 2009.......    63.98%       63.42%        55.72%
October 2009.........    63.96%       63.39%        55.59%
November 2009........    63.96%       63.35%        55.45%
December 2009........    63.94%       63.31%        55.31%
January 2010.........    63.94%       63.28%        55.17%
February 2010........    63.92%       63.24%        55.02%
March 2010...........    63.91%       63.20%        54.87%
April 2010...........    63.90%       63.16%        54.72%
May 2010.............    63.88%       63.12%        54.56%
June 2010............    63.87%       63.08%        54.40%
July 2010............    63.86%       63.04%        54.24%
August 2010..........    63.84%       62.99%        54.07%
September 2010.......    63.83%       62.94%        53.90%
October 2010.........    63.81%       62.89%        53.72%
November 2010........    63.79%       62.84%        53.54%
December 2010........    63.77%       62.79%        53.36%
January 2011.........    63.75%       62.73%        53.17%
February 2011........    63.73%       62.68%        52.98%
March 2011...........    63.71%       62.62%        52.78%
April 2011...........    63.69%       62.57%        52.58%
May 2011.............    63.67%       62.50%        52.38%
June 2011............    63.65%       62.44%        52.17%
July 2011............    63.62%       62.38%        51.96%
August 2011..........    63.60%       62.31%        51.74%
September 2011.......    63.57%       62.24%        51.51%
October 2011.........    63.54%       62.17%        51.29%
November 2011........    63.51%       62.10%        51.06%
December 2011........    63.48%       62.02%        50.82%
January 2012.........    63.45%       61.94%        50.58%
February 2012........    63.42%       61.87%        50.34%
March 2012...........    63.39%       61.79%        50.09%
April 2012...........    63.35%       61.71%        49.83%
May 2012.............    63.31%       61.62%        49.57%
June 2012............    63.27%       61.53%        49.31%
July 2012............    63.24%       61.44%        49.04%
August 2012..........    63.20%       61.34%        48.76%
September 2012.......    63.15%       61.25%        48.49%
October 2012.........    63.10%       61.15%        48.20%
November 2012........    63.06%       61.05%        47.91%
December 2012........    63.01%       60.95%        47.61%
January 2013.........    62.97%       60.84%        47.31%
February 2013........    62.92%       60.73%        47.01%
March 2013...........    62.86%       60.62%        46.70%
April 2013...........    62.80%       60.50%        46.38%
May 2013.............    62.75%       60.39%        46.06%
June 2013............    62.69%       60.26%        45.72%
July 2013............    62.63%       60.14%        45.39%
August 2013..........    62.57%       60.01%        45.05%
September 2013.......    62.50%       59.88%        44.71%
October 2013.........    62.43%       59.74%        44.35%
November 2013........    62.36%       59.61%        44.00%
December 2013........    62.29%       59.47%        43.63%
January 2014.........    62.22%       59.33%        43.26%
February 2014........    62.14%       59.18%        42.89%
March 2014...........    62.06%       59.03%        42.51%
April 2014...........    61.98%       58.88%        42.12%
May 2014.............    61.90%       58.72%        41.72%

                        CLASS A      CLASS A       CLASS A
PAYMENT DATE            MINIMUM     SCHEDULED    SUPPLEMENTAL
OCCURRING IN           PERCENTAGE   PERCENTAGE    PERCENTAGE
------------           ----------   ----------   ------------
June 2014............    61.81%       58.56%        41.32%
July 2014............    61.72%       58.40%        40.91%
August 2014..........    61.63%       58.23%        40.50%
September 2014.......    61.54%       58.06%        40.08%
October 2014.........    61.44%       57.88%        39.65%
November 2014........    61.34%       57.70%        39.22%
December 2014........    61.23%       57.52%        38.78%
January 2015.........    61.12%       57.33%        38.33%
February 2015........    61.01%       57.13%        37.88%
March 2015...........    60.90%       56.94%        37.42%
April 2015...........    60.77%       56.73%        36.95%
May 2015.............    60.65%       56.53%        36.46%
June 2015............    60.51%       56.31%        35.98%
July 2015............    60.38%       56.09%        35.48%
August 2015..........    60.24%       55.86%        34.98%
September 2015.......    60.09%       55.62%        34.48%
October 2015.........    59.94%       55.39%        33.95%
November 2015........    59.78%       55.15%        33.43%
December 2015........    59.62%       54.89%        32.90%
January 2016.........    59.45%       54.64%        32.35%
February 2016........    59.28%       54.38%        31.80%
March 2016...........    59.10%       54.11%        31.25%
April 2016...........    58.92%       53.84%        30.68%
May 2016.............    58.72%       53.55%        30.10%
June 2016............    58.53%       53.27%        29.52%
July 2016............    58.32%       52.98%        28.93%
August 2016..........    58.11%       52.67%        28.33%
September 2016.......    57.90%       52.37%        27.72%
October 2016.........    57.69%       52.07%        27.11%
November 2016........    57.46%       51.75%        26.48%
December 2016........    57.24%       51.43%        25.86%
January 2017.........    57.00%       51.11%        25.22%
February 2017........    56.76%       50.78%        24.57%
March 2017...........    56.51%       50.43%        23.91%
April 2017...........    56.25%       50.09%        23.25%
May 2017.............    56.00%       49.74%        22.58%
June 2017............    55.74%       49.38%        21.90%
July 2017............    55.47%       49.02%        21.20%
August 2017..........    55.20%       48.66%        20.51%
September 2017.......    54.92%       48.29%        19.80%
October 2017.........    54.63%       47.92%        19.09%
November 2017........    54.34%       47.53%        18.37%
December 2017........    54.04%       47.14%        17.64%
January 2018.........    53.74%       46.75%        16.90%
February 2018........    53.42%       46.35%        16.15%
March 2018...........    53.10%       45.94%        15.39%
April 2018...........    52.78%       45.52%        14.62%
May 2018.............    52.44%       45.09%        13.84%
June 2018............    52.09%       44.67%        13.05%
July 2018............    51.74%       44.22%        12.25%
August 2018..........    51.37%       43.78%        11.44%
September 2018.......    51.00%       43.32%        10.63%
October 2018.........    50.62%       42.86%         9.80%
November 2018........    50.23%       42.38%         8.96%
December 2018........    49.83%       41.90%         8.11%
January 2019.........    49.42%       41.41%         7.25%
February 2019........    49.00%       40.92%         6.39%

                        CLASS A      CLASS A       CLASS A
PAYMENT DATE            MINIMUM     SCHEDULED    SUPPLEMENTAL
OCCURRING IN           PERCENTAGE   PERCENTAGE    PERCENTAGE
------------           ----------   ----------   ------------
March 2019...........    48.57%       40.41%         5.51%
April 2019...........    48.13%       39.90%         4.62%
May 2019.............    47.68%       39.37%         3.71%
June 2019............    47.22%       38.84%         2.80%
July 2019............    46.75%       38.30%         1.88%
August 2019..........    46.26%       37.74%         0.94%
September 2019.......    45.77%       37.18%         0.00%
October 2019.........    45.26%       36.62%
November 2019........    44.73%       36.04%
December 2019........    44.21%       35.45%
January 2020.........    43.66%       34.85%
February 2020........    43.10%       34.24%
March 2020...........    42.53%       33.62%
April 2020...........    41.95%       32.99%
May 2020.............    41.35%       32.35%
June 2020............    40.74%       31.70%
July 2020............    40.11%       31.03%
August 2020..........    39.47%       30.36%
September 2020.......    38.81%       29.68%
October 2020.........    38.15%       28.98%
November 2020........    37.46%       28.27%
December 2020........    36.76%       27.56%
January 2021.........    36.05%       26.83%
February 2021........    35.31%       26.09%
March 2021...........    34.56%       25.33%
April 2021...........    33.80%       24.57%
May 2021.............    33.01%       23.79%
June 2021............    32.21%       23.00%
July 2021............    31.40%       22.20%

                        CLASS A      CLASS A       CLASS A
PAYMENT DATE            MINIMUM     SCHEDULED    SUPPLEMENTAL
OCCURRING IN           PERCENTAGE   PERCENTAGE    PERCENTAGE
------------           ----------   ----------   ------------
August 2021..........    30.56%       21.39%
September 2021.......    29.71%       20.56%
October 2021.........    28.84%       19.72%
November 2021........    27.95%       18.87%
December 2021........    27.04%       18.00%
January 2022.........    26.11%       17.12%
February 2022........    25.16%       16.23%
March 2022...........    24.19%       15.32%
April 2022...........    23.20%       14.41%
May 2022.............    22.19%       13.47%
June 2022............    21.16%       12.52%
July 2022............    20.10%       11.56%
August 2022..........    19.03%       10.59%
September 2022.......    17.93%        9.59%
October 2022.........    16.81%        8.59%
November 2022........    15.67%        7.57%
December 2022........    14.50%        6.54%
January 2023.........    13.31%        5.49%
February 2023........    12.10%        4.42%
March 2023...........    10.85%        3.34%
April 2023...........     9.59%        2.24%
May 2023.............     8.30%        1.13%
June 2023............     6.98%        0.00%
July 2023............     5.64%
August 2023..........     4.27%
September 2023.......     2.88%
October 2023.........     1.45%
November 2023........     0.00%